Exhibit 99.1

Catalyst issues update on Q2 production downtime

RICHMOND, BC, May 24, 2011 /CNW/ - Catalyst Paper (TSX: CTL) today indicated that total downtime at its Powell River and Snowflake mills in the second quarter is expected to be 25 days rather than 14 days as previously announced. In addition, a cable equipment tray fire at the Powell River mill late Friday afternoon will idle the mill's No. 9 paper machine until late this week and the No. 10 paper machine until late next week as repairs are completed.

At Powell River, the total mill outage in May was increased from five to 10 days to enable additional repairs and testing of equipment in the main steam line serving the mill's operations. The outage also permitted the mill to complete the necessary tie-ins for the G12 energy project preventing further impacts on the mill's operation later in the year. The $12 million G12 project is funded through credits from the Federal government's Green Transformation Program.

As previously announced, three factors at Snowflake - limited availability of affordable waste paper, a total mill planned maintenance outage and a storage yard fire - have increased mill downtime by six days in the quarter over the earlier forecast of nine days.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Corporate Relations
604-247-4713

CO: Catalyst Paper Corporation

CNW 21:45e 24-MAY-11